Exhibit 10.15

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM IF PUBLICLY DISCLOSED.

SUPPLY AGREEMENT

This SUPPLY AGREEMENT (“Supply Agreement”) is made as of May 29, 2018 (the “Effective Date”) by and between SutroVax, Inc., a Delaware corporation having principal offices at 353 Hatch Dr., Foster City, CA 94404 (“SutroVax”) and Sutro Biopharma, Inc., a Delaware corporation, having principal offices at 310 Utah Ave, Suite 150, South San Francisco, CA, 94080 (“Sutro”). SutroVax and Sutro may be referred to herein by name or individually, as a “Party” and collectively, as the “Parties.”

BACKGROUND

A. Sutro controls certain proprietary technology which permits cell-free expression of proteins, and Sutro licensed such technology to SutroVax under that certain Amended and Restated SutroVax Agreement dated as of October 12, 2015 (the “License Agreement”).

B. SutroVax is a vaccine company primarily in the business of developing, manufacturing and marketing vaccine products; and

C. SutroVax desires to purchase from Sutro, and Sutro desires to supply to SutroVax, the Extracts and Custom Reagents (as defined below) upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the covenants, conditions and undertakings hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

AGREEMENT

ARTICLE 1

DEFINITIONS/ INTERPRETATION

For the purposes of this Supply Agreement, the following capitalized words and phrases shall have the following meanings:

1.1 “Affiliate” means, with respect to either Party, any business entity controlling, controlled by, or under common control with such Party. For the purpose of this definition only, “control” means (i) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by contract or otherwise, or (ii) the ownership, directly or indirectly, of at least fifty percent (50%) of the voting securities or other ownership interest of a business entity. Notwithstanding the above, in no event shall Sutro (or any entity that would be an Affiliate of SutroVax solely because it is an Affiliate of Sutro) be deemed an Affiliate of SutroVax, or SutroVax (or any entity that would be an Affiliate of Sutro solely because it is an Affiliate of SutroVax) an Affiliate of Sutro.

1.2 “Applicable Law” means all laws, ordinances, rules, rulings, directives and regulations of any Governmental Authority that apply to the development, manufacture or supply of any Product or the other activities contemplated under this Supply Agreement, including (i) all applicable federal, state and local laws, rules and regulations; (ii) the U.S. Federal Food, Drug and Cosmetic Act; (iii) regulations and guidelines of the FDA and other Regulatory Authorities, including cGMPs, if applicable; and (iv) any applicable non-U.S. equivalents of any of the foregoing, including guidelines of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (as amended from time to time).

1.3 “cGMPs” means current good manufacturing practices and standards as set forth (and as amended from time to time) in the current Good Manufacturing Practice Regulations of the U.S. Code of Federal Regulations, including 21 C.F.R. Sections 210 and 211, the European Community Directive 2003/94/EC and the ICH Harmonised Tripartite Guideline, Good Manufacturing Practice Guides for Active Pharmaceutical Ingredients (Q7).

1.4 “Components” means any product or material used in the Manufacture of the Products including the packaging materials.

1.5 “Extract” means Sutro’s extract derived from strains of E. coli identified on Schedule 1 attached hereto, as may be amended from time to time in accordance with Section 12.7, and any new versions and improvements thereof that may be included in Schedule 1 by written agreement of the Parties in accordance with Section 12.7.

1.6 “Facility” or “Facilities” means the facilities where Product will be Manufactured as set forth in Schedule 1. Schedule 1 may be amended from time to time in accordance with this Supply Agreement to add or remove facilities.

1.7 “FDA” means the United States Food and Drug Administration, or any successor agency thereto performing similar functions.

1.8 “Fully Burdened Manufacturing Costs” means, with respect to a Product, Sutro’s costs of manufacturing such Product, which manufacturing costs shall mean: (a) [***], and (b) [***], in each case to the extent directly allocated to and incurred in the manufacture by Sutro of such Product supplied to SutroVax, its Affiliates and Sublicensees. Fully Burdened Manufacturing Costs shall not include any [***] and shall be calculated in accordance with the foregoing, GAAP and Sutro’s policies and procedures for its other products, in each case consistently applied (and such plant operations and support services costs shall be allocated consistent with GAAP and other products of Sutro in that facility).

1.9 “Governmental Authority” means any court, agency, department, authority or other instrumentality of any nation, state, country, city or other political subdivision, including any Regulatory Authority.

1.10 “Manufacture” or “Manufacturing” means the processes and procedures for the supply of the Products, including, (a) the supply and quality control of the Components; (b) the manufacture of the Products in bulk; (c) the Packaging and labeling of the Products; (d) the quality control of the Products; and (e) the storage of the Products until shipment.

1.11 “Package” or “Packaging” means packaging Product(s) in accordance with applicable Specifications.

1.12 “Person” means an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency thereof.

1.13 “Price” means the price to be paid by SutroVax for each Product as set forth on Schedule 1 of this Supply Agreement and as may be modified from time to time in accordance with Section 3.2.

1.14 “Product(s)” means the Extract and Custom Reagents.

1.15 “Custom Reagents” means Sutro’s custom reagents identified on Schedule 1 attached hereto, and any new versions and improvements thereof that may be included in Schedule 1 by written agreement of the Parties in accordance with Section 12.7.

1.16 “Regulatory Approval” means, with respect to a product, all approvals, licenses, registrations or authorizations necessary to market and sell such product in a particular jurisdiction in the Territory (including applicable approvals of labeling, price and reimbursement for such product in such jurisdiction).

1.17 “Regulatory Authority” means any federal, national, multinational, state, provincial or local regulatory agency, department, bureau or other governmental entity, including the FDA, with authority over the development, Manufacture or commercialization (including approval of Regulatory Approvals) of any Product(s) in any jurisdiction in the Territory.

1.18 “Regulatory Materials” means regulatory applications, submissions, notifications, communications, correspondence, registrations, Regulatory Approvals and/or other filings made to, received from or otherwise conducted with a Regulatory Authority (including minutes of meeting with Regulatory Authorities) that are necessary or reasonably desirable to access in connection with the development, manufacture, marketing, sale or other commercialization of any Product in a particular country or regulatory jurisdiction. Regulatory Materials include, without limitation, INDs, NDAs, BLAs, clinical trial applications, marketing approval applications and applications for pricing approvals.

1.19 “Required Standards” means Applicable Law, the Specifications, and the warranties given by Sutro in Section 7.3, provided that Required Standards shall not include compliance with cGMPs for Custom Reagents, Extract identified as “research grade” Extract or Other Extracts.

1.20 “Specifications” means, with respect to a Product or applicable Component thereof, all written product, regulatory, Manufacturing, release criterion, quality control and quality assurance procedures, processes, practices, standards, instructions and specifications applicable to the Manufacture of such Product or Component, as agreed to by the Parties in writing from time to time. The initial Specifications for the Products are attached hereto as Schedule 2.

1.21 “SutroVax CMO” means any contract manufacturer responsible for supplying or manufacturing a Vaccine Composition on behalf of SutroVax or its Affiliates, selected in accordance with Section .2.

1.22 “Territory” means worldwide.

1.23 “Third Party” means any Person other than SutroVax, Sutro, or their respective Affiliates.

1.24 Additional Definitions. Each of the following terms shall have the meaning described in the corresponding Section of this Supply Agreement indicated below:

Term	Section Defined
Alternate Supplier	2.15
Acceptance Period	4.2
COA/COC	4.1
CMC	6.2
CMO	2.15
Delivery Time Period	2.9.2
Disputed Matter	11.4
Drug Master File	6.2
Effective Date	Preamble
Force Majeure	12.3
Forecast	2.3
Indemnify	9.1.1
Laboratory	4.3
Latent Defect	4.2
Liabilities	9.1.1
License Agreement	Background
Manufacturing Change	6.6
MSDS	4.1
Other Extract	2.16
Party or Parties	Preamble

Term	Section Defined
Phase 3/Commercial Supply Agreement	2.14
Q1, Q2 or Q3	2.3
Quality Agreement	6.7
Senior Management	11.2
Short Dated Product	2.11
Sutro	Preamble
Sutro Activity Criteria	4.1
Sutro Activity Test	4.1
Sutro Indemnitees	9.1.2
SutroVax	Preamble
SutroVax Activity Criteria	4.1
SutroVax Activity Test	4.1
SutroVax Indemnitees	9.1.1
Supply Agreement	Preamble
Term	10.1
Third-Party Claim	9.1.1
Transfer Addendum	2.15
Work Order	2.3

1.25 Interpretation. The captions and headings to this Supply Agreement are for convenience only, and are to be of no force or effect in construing or interpreting any of the provisions of this Supply Agreement. Unless specified to the contrary, references to Articles, Sections, Schedules or Exhibits mean the particular Articles, Sections, Schedules or Exhibits to this Supply Agreement and references to this Supply Agreement include all Schedules and Exhibits hereto. Unless context clearly requires otherwise, whenever used in this Supply Agreement: (i) the words “include” or “including” shall be construed as incorporating, also, “but not limited to” or “without limitation;” (ii) the word “or” shall have its inclusive meaning of “and/or;” (iii) the word “notice” shall require notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Supply Agreement; (iv) the words “hereof,” “herein,” “hereunder,” “hereby” and derivative or similar words refer to this Supply Agreement (including any Schedules and

Exhibits); (v) provisions that require that a Party or the Parties “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing; (vi) words of any gender include the other gender; (vii) words using the singular or plural number also include the plural or singular number, respectively; (viii) references to any specific law, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement thereof; (ix) neither Party shall be deemed to be acting “under the authority” of the other Party; and (x) any capitalized terms used and not defined in this Supply Agreement shall have the meaning set forth in the License Agreement.

ARTICLE 2

SUPPLY

2.1 Supply. Pursuant to the terms and conditions of this Supply Agreement, Sutro agrees that it will Manufacture the Product(s) at the Facility(ies) for SutroVax and shall supply the Product(s) to SutroVax, its Affiliates, and any SutroVax CMO, for purposes of production of Vaccine Compositions (including development of processes for the production of Vaccine Compositions), solely for non-clinical research purposes or in Phase I or Phase II clinical trials of such Vaccine Compositions..

2.2 Transfer of Product. Subject to Section 2.1, SutroVax may transfer Products to SutroVax CMOs selected by SutroVax and that are reasonably acceptable to Sutro (the acceptance of which by Sutro not to be unreasonably withheld, conditioned or delayed) or previously approved by Sutro.

2.3 Work Orders. From time to time, Sutro and SutroVax may execute one or more work orders, that describe the Product to be Manufactured, the quantities of each Product to be Manufactured and supplied to SutroVax, the Price to be charged by Sutro (which shall be as set forth in Section 3.2) and paid by SutroVax for the Product, and the delivery date(s) for such Product, (as executed, a “Work Order”). Each Work Order will expressly refer to this Supply Agreement, will form a part of this Supply Agreement, and will be subject to the terms and conditions contained herein. Sutro shall not unreasonably withhold its agreement to any proposed Work Order requested by SutroVax. Sutro shall be obligated to execute proposed Work Orders requested by SutroVax (except with respect to Other Extracts) with respect to quantities in such proposed Work Order for delivery at least [***] months after SutroVax’s request to the extent such quantities of Product (when added to the quantities of such Product in Work Orders previously agreed between the Parties for delivery within the one (1) calendar year period prior to the requested delivery date of the proposed Work Order) are less than (a) [***] liters with respect to Extract or (b) a corresponding amount of each Custom Reagent to support use of [***] liters of Extract. Sutro shall notify SutroVax as soon as possible if Sutro believes it will be unable to deliver Product in accordance with the applicable Work Order. Sutro’s providing of such notification shall not be interpreted in any manner as relieving Sutro of its obligations under this Supply Agreement, nor shall it prevent SutroVax from pursuing any and all rights and remedies SutroVax may have based on Sutro’s failure to be able to deliver any Product in accordance with the terms of this Supply Agreement.

2.4 Orders.

2.4.1 Purchase Orders. Once both parties have executed a Work Order, SutroVax shall place a purchase order for the amounts of Products to be purchased under such Work Order with delivery dates for such amounts consistent with such Work Order. Additionally, SutroVax may from time to time place purchase orders for additional quantities specifying requested delivery dates in accordance with reasonable delivery schedules and lead times; in each case, as may be agreed upon from time to time by the Parties. Each purchase order placed by SutroVax shall specify the quantity of Product, destination(s) and requested delivery dates. Sutro shall promptly accept all purchase orders with respect to the amounts of Products to be purchased under the applicable Work Order and shall accept or reject any amount in the purchase order in excess of the amounts of Products to be purchased under the applicable Work Order and all other purchase orders for Product submitted by SutroVax in accordance with this Article 2 within [***] days from receipt of the order; provided however that Sutro shall use Commercially Reasonable Efforts to accept such amounts and purchase orders. Accepted purchase orders may not be cancelled without the prior written agreement of both Parties except as set forth in Sections 2.5. Unless otherwise directed by SutroVax, Sutro shall fill all accepted purchase orders for Product in accordance with the requested due dates as set forth in further detail in Section 2.9.2.

2.4.2 No Conflicting Terms. The terms and conditions of this Supply Agreement shall be controlling over any conflicting terms and conditions stated in SutroVax’s purchase order or Sutro’s invoice, confirmation or other standardized document. Any purchase order, order acknowledgement, invoice, proposal or other document which conflicts with or adds to the terms and conditions of this Supply Agreement with respect to the Manufacture and supply of Product for the Territory is hereby rejected, unless the Parties mutually agree to the contrary in writing.

2.4.3 Initial Order. Notwithstanding Section 2.3 or this Section 2.4, Sutro accepts and agrees to fulfil the order previously placed by or on behalf of SutroVax (or to be placed by or on behalf of SutroVax, if no already placed) for the quantities of Product set forth in Schedule 3 by the delivery date set forth therein (the “Initial Order”).

2.5 Cancellation. Notwithstanding anything herein to the contrary, SutroVax may not modify or cancel purchase orders with respect to the amounts of Product to be purchased under the applicable Work Order, however SutroVax may modify or cancel other purchase orders (including amounts in a purchase order in excess of the amounts of Product to be purchased under the applicable Work Order) for the Products provided that such modification or change is made further in advance of the originally requested delivery date than the required lead time, where the agreed required lead time for the applicable purchase order has been evidenced in writing (including, for example, by email) between the Parties.

2.6 Delivery and Risk of Loss. Sutro shall mark Product for delivery to the destination(s) specified by SutroVax. All shipments of Product(s) shall be delivered [***] (lncoterms 2010) Sutro Facility. Title and risk of loss and damage to the Product(s) shall remain with Sutro until the Product(s) are delivered in accordance with the foregoing, at which time title and risk ofloss and damage to the Product(s) shall pass to SutroVax. SutroVax will arrange for shipping from Sutro’s Facility to the destination specified by SutroVax at SutroVax’s cost and expense.

2.7 Packaging. Sutro shall provide the Product to SutroVax in Packaged form in accordance with the Required Standards.

2.8 Conformance to Required Standards. Sutro shall Manufacture the Product(s) in accordance with the Required Standards, as the same may be amended or supplemented from time to time. Each Party shall keep the other promptly and fully advised of any new requirements of the applicable Regulatory Authority or Applicable Law of which it becomes aware and Sutro shall promptly implement such requirements as described in Section 6.6.

2.9 Supply and Delivery.

2.9.1 Shortage. Sutro shall use reasonable efforts to promptly notify SutroVax in writing in the event that Sutro is unable or anticipates that it will be unable to supply compliant Product in accordance with the requirements of this Supply Agreement, including the Quality Agreement and all Required Standards, and each Work Order. Sutro shall use Commercially Reasonable Efforts to overcome any inability or anticipated inability to so supply compliant Product to SutroVax.

2.9.2 Delivery Delays. Subject to Section 2.4.1 (including applicable lead times agreed upon in accordance with Section 2.4.1) Sutro shall make deliveries of Product(s) in accordance with Section 2.6, no more than [***] days before or [***] after the delivery dates specified by SutroVax in the relevant purchase order (provided that such delivery date is in accordance with the applicable Work Order or such purchase order was otherwise accepted by Sutro) (the “Delivery Time Period”). For any failure to supply compliant Product(s) in the later of the Delivery Time Period and the period ending [***] after the delivery date specified under the Work Order, without limiting SutroVax’s other remedies, subject to this Section 2.9.2 and Section 9.3 (Limitation of Liability), Sutro shall be liable for any non-cancelable Third Party penalties, costs and expenses incurred by SutroVax as a result of Sutro’s failure to supply Product(s) as aforesaid, subject to receipt by Sutro of appropriate documentary evidence of such penalties, costs and expenses to the extent such evidence of such amounts may be provided by SutroVax without breaching SutroVax’s or its Affiliates’ duties of confidentiality to such Third Party (and provided that SutroVax shall use commercially reasonable efforts to (i) minimize or eliminate such penalties, costs and expenses and (ii) where provision of such evidence to Sutro would result in a breach of such duties of confidentiality, to obtain the consent of the applicable Third Party to the provision of such evidence to Sutro). In the event that Sutro makes a Manufacturing Change and is not able to Manufacture and supply Product in conformance with the Required Standards within [***] days of the delivery date identified on the applicable purchase order, Sutro shall Manufacture such Product without such Manufacturing Change. The rights of SutroVax set forth in this paragraph are in addition to any other rights set forth in this Supply Agreement.

2.10 Allocation. Without limiting any other rights or remedies available to SutroVax, if the demand for a Product in aggregate exceeds available supply or Sutro otherwise concludes that it may be unable to supply a Product in accordance with the requirements of this Supply Agreement in the quantities and within the time periods specified in each Work Order and the corresponding purchase orders that have been accepted by Sutro, Sutro shall immediately notify SutroVax of such shortfall (or anticipated shortfall), and shall use Commercially Reasonable

Efforts to procure Components and capacity adequate to meet accepted purchase orders and supply compliant Product in accordance with the requirements of this Supply Agreement. Sutro shall allocate its available Components and manufacturing capacity to provide SutroVax with quantities of such Product at least equal to the greater of (a) [***] of the amount of Product (or products equivalent to Product) that Sutro allocates for itself and its Affiliates (but in no event less than [***] liters of Extract per month and the minimum allocation volume set out in Schedule 1 of each Custom Reagent per month), provided that SutroVax demonstrates actual need for the applicable quantities of Extract, and (b) the [***]. Without limiting the foregoing, if there is a shortage of supply of Product, Sutro shall provide Product to SutroVax for any quantities of Product ordered by SutroVax in accordance with the applicable Work Order or purchase order in priority to any subsequent Third Party purchase orders, but not in priority to any Third Party purchase orders or other binding commitment placed before placement of the applicable SutroVax Work Order or purchase order.

2.11 Short Dated Product. Sutro agrees to ship all Product(s) so that they are delivered to SutroVax and will remain compliant with the Specifications for at least [***] months from the date of delivery in accordance with this Supply Agreement.

2.12 Subcontracting by Sutro. Sutro shall (a) ensure that any subcontractor or delegatee of Sutro’s obligations under this Supply Agreement has and maintains all appropriate qualifications; (b) enter into a quality agreement with each such subcontractor and delegatee which terms are similar to the terms of the Quality Agreement between SutroVax and Sutro; and (c) be responsible for each subcontractor’s and delegatee’s performance hereunder (including performance or non-performance by such subcontractor or delegatee that would constitute a breach of this Supply Agreement or such quality agreement if conducted by Sutro) as if Sutro were itself performing such activities. Sutro shall not subcontract the Manufacture of Product to a Third Party without SutroVax’s prior consent other than to an Alternate Supplier as expressly set forth in Section 2.15.

2.13 CMOs. Notwithstanding anything to the contrary in this Supply Agreement, SutroVax shall have the rights to purchase Available Extracts and Extracts from CMOs (as defined in the License Agreement) to the extent provided in section 3.1 of the License Agreement.

2.14 Phase 3/Commercial Supply Agreement. If requested by SutroVax in writing (which request shall not be made prior to [***]), the Parties shall negotiate in good faith reasonable terms and conditions of an agreement for the supply by Sutro of the Products for the production of Vaccine Compositions for use in phase 3 clinical studies and for commercial purposes (“Phase 3/Commercial Supply Agreement”). The price for the Products Manufactured by Sutro under the Phase 3/Commercial Supply Agreement shall not exceed [***] of the Fully Burdened Manufacturing Cost thereof. If the Parties have not entered into the Phase 3/Commercial Supply Agreement within [***] after SutroVax’s request to negotiate the Phase 3/Commercial Supply Agreement, upon either Party’s request by written notice to the other Party the terms and conditions of the Phase 3/Commercial Supply Agreement shall be determined by binding arbitration in accordance with the procedures set forth in Section 11.4. Upon the selection of one draft Phase 3/Commercial Supply Agreement by the arbitrator pursuant to Section 11.4, unless SutroVax elects not to enter into such Phase 3/Commercial Supply

Agreement by written notice thereof to Sutro within [***] days after such selection, the Parties shall execute the definitive Phase 3/Commercial Supply Agreement selected by the arbitrator (but excluding, for clarity, any provision granting to SutroVax or its Affiliates or Sublicensees any right to obtain or use any Sutro Core Know-How); and if SutroVax elects to not enter into the Phase 3/Commercial Supply Agreement selected by the arbitrator by providing notice thereof within such [***] day period, then neither Party shall be obligated to enter into the Phase 3/Commercial Supply Agreement.

2.15 Qualification of Alternate Supplier.

2.15.1 Transfer Addendum.

(a) Transfer Addendum. Upon SutroVax’ written request, the Parties agree to negotiate in good faith an addendum to this Supply Agreement setting forth the terms and conditions pursuant to which Sutro will conduct a Process Transfer to a Third Party contract manufacturer (“CMO”) and/or engage such CMO to establish Capacity to Manufacture Extract (as Process Transfer and Capacity are defined below), in each case for the Manufacture and supply of such Extract for SutroVax’ (or its Affiliate’s or SutroVax CMO’s) use to manufacture Vaccine Compositions, consistent with the remainder of this Section 2.15 (such addendum, a “Transfer Addendum”). As requested by SutroVax, this procedure may also be used in the event that SutroVax wishes Sutro to conduct a Process Transfer to a Third Party CMO in order to establish Capacity to Manufacture Custom Reagents. In connection with such request, SutroVax shall provide to Sutro a description of the desired Process Transfer and/or Capacity, including timing and other requirements thereof. Such Transfer Addendum shall:

(i) include a plan and budget for the conduct of the Process Transfer and/or establishment of such Capacity, which shall include amounts charged by the CMO (as defined further below, the “Alternate Supplier”) to receive and conduct such Process Transfer and/or establish such Capacity, as well as reasonable FTE costs for Sutro personnel performing and managing technology transfer activities in accordance with the Transfer Addendum·

(ii) require SutroVax to fund the costs incurred by Sutro to conduct Process Transfer and/or establish such Capacity in accordance with such budget;

(iii) provide for initiation and completion of the Process Transfer and establishment of Capacity as requested by SutroVax, to the extent possible;

(iv) to the extent requested by SutroVax, be designed to enable the Alternate Supplier to Manufacture Extract of suitable quality for use in Phase 3 clinical trials and commercialization of a Vaccine Composition at a capacity to support SutroVax’ projected commercial requirements for Extract (or other capacity identified by SutroVax in connection with the negotiation of the Transfer Addendum), as requested by SutroVax;

(v) require the Parties to fully cooperate to verify that the Extract supplied by the Alternate Supplier meets the Specifications, to validate the Manufacturing process implemented at the Alternate Supplier and to qualify the Alternate Supplier, in each case to supply Extract for SutroVax’ use in Phase 3 clinical trials and commercialization of a Vaccine Composition (collectively, with respect to Capacity established, “Validating” such Capacity);

(vi) include mechanisms for keeping SutroVax fully informed, at scheduled intervals not to exceed once per quarter, of the progress of the Process Transfer and establishing such Capacity, as applicable, including with respect to the anticipated date for qualifying the Alternate Supplier and any changes to such anticipated date;

(vii) provide a right for SutroVax to modify the timing of or terminate the Process Transfer, Capacity or specified aspects thereof on reasonable notice, subject to SutroVax’ agreement to bear any resulting termination or cancellation fees charged by the Alternative Supplier; and

(viii) include a mechanism for Sutro to cooperate with SutroVax and keep SutroVax reasonably informed with respect to Sutro’s negotiation of an agreement with a potential Alternate Supplier for a Process Transfer and/or establishment of Capacity, including with respect to pricing for Extract from the Alternate Supplier to Sutro and any commitments to purchase quantities of Extract from the Alternate Supplier that SutroVax would be obligated to assume (e.g., in connection with establishing Capacity), if any, and require Sutro to obtain SutroVax’ approval (not to be withheld unreasonably) of the terms of such agreement prior to entering into such agreement to the extent that the terms apply to SutroVax (it being understood that Sutro may redact any terms that are not relevant to SutroVax).

(b) Scope. As used above, “Process Transfer” means a technology transfer of Sutro’s know-how and information as is necessary or useful for the Third Party CMO to Manufacture in its own facilities Extract that meets SutroVax’ requirements, including any such information and know-how as would be needed for such CMO to scale up such Manufacture to the requested commercial volumes. To establish “Capacity” means that the CMO would take such actions as are necessary (including validation and if necessary adapting or reserving existing facilities, establishing new facilities and/or procuring necessary equipment) to Manufacture Extract meeting SutroVax’ requirements for Phase 3 and commercial supply in such quantities as SutroVax designates. It is understood that SutroVax may request that the Process Transfer and establishment of Capacity be undertaken in separate steps, for example by undertaking an initial Process Transfer to demonstrate the CMO’s ability to Manufacture Extract, and then later establishing Capacity for Phase 3 and commercial supply, as requested by SutroVax in accordance with Section 2.15.1(a) (i.e., in separate requests).

(c) Selection of Alternate Supplier. The “Alternate Supplier” will be selected by Sutro, provided that Sutro must select an “Alternate Supplier” that is substantially similar to those CMOs identified on Schedule 2.15.1 hereto and provided further that SutroVax shall have the right to veto such selection based only on a genuine and material conflict of interest between SutroVax and the Alternate Supplier. Additional CMOs may be added to Schedule 2.15.1 by Sutro with SutroVax’s approval (not to be withheld unreasonably).

(d) Alternate Supplier as Subcontractor. It is understood that the Alternate Supplier established under the Transfer Addendum shall operate as a subcontractor of Sutro under this Supply Agreement and the Phase 3/Commercial Supply Agreement, and as such SutroVax will order from Sutro thereunder any Extract to be Manufactured by such Alternate Supplier. Subject to the foregoing, the Transfer Addendum and the Phase 3/Commercial Supply Agreement will include reasonable and customary rights for SutroVax to conduct audits/inspections, site visits, quarterly meetings, each such audit/inspection, site visit and quarterly meeting to be coordinated by Sutro and to occur in the presence of a representative for Sutro and SutroVax, in connection with the Alternate Supplier’s manufacture of Extract for supply to SutroVax. For clarity, SutroVax shall not conduct any business discussions for the supply of Extract with the Alternate Supplier in a manner that induces the Alternate Supplier to breach its agreement with Sutro. Notwithstanding the foregoing, in the event Sutro undergoes a Change of Control or Sutro permits any third party to acquire Extract directly from an Alternate Supplier established under the Transfer Addendum, then SutroVax shall thereafter have the right to establish a supply agreement with and obtain supply of Extract directly from such Alternate Supplier.

(e) Quotations. Upon SutroVax’s request (which request, for clarity, may be before a request to negotiate a Transfer Addendum), Sutro shall seek quotations from one or more Third Party CMO(s) for such a Process Transfer and/or establishment of such Capacity, in each case as requested by SutroVax, and the Parties shall reasonably cooperate to establish requests for quotations for such purposes.

(f) Arbitration. If the Parties have not agreed upon a Transfer Addendum within [***] after SutroVax’ request, upon SutroVax’ request by written notice to Sutro, the terms and conditions of the Transfer Addendum shall be determined by binding arbitration in accordance with the procedures set forth in Section 11.4. For clarity, however, it is understood that a Transfer Addendum shall not include any provision granting to SutroVax or its Affiliates or Sublicens.ee s any right to obtain or use any Sutro Core Know-How.

2.15.2 Source of Supply. It is understood that after the Alternate Supplier is qualified, SutroVax shall have the right under this Supply Agreement and the Phase 3/Commercial Supply Agreement to specify whether Extract ordered from Sutro pursuant to this Agreement or the Phase 3/Commercial Supply Agreement will be Manufactured at Sutro’s Facility or at the Alternate Supplier’s facilities (and to the extent Extract from the Alternate Supplier is ordered under this Supply Agreement or the Phase 3/Commercial Supply Agreement, the facility of the Alternate Supplier shall be deemed a Facility for purposes of this Supply Agreement and the Phase 3/Commercial Supply Agreement). Notwithstanding the foregoing, to the extent the FDA and EMA have confirmed that Extract manufactured at Sutro’s Facility and the Alternate Supplier’s Facility are interchangeable and can be supplied from either such Facility without any additional regulatory requirements or regulatory delay with respect to the applicable Vaccine Composition, and such Extract otherwise meets SutroVax’ requirements, then with SutroVax’ consent (not to be withheld unreasonably) Sutro may supply Extract from either Sutro’s Facility or the Alternate Supplier’s Facility.

2.15.3 Price. To the extent Sutro or its Affiliate Manufactures Extract supplied to SutroVax, the Price (per unit volume or unit weight) under this Supply Agreement and the Phase 3/Commercial Supply Agreement for such Extract shall not exceed [***] of the Fully Burdened Manufacturing Costs of such Extract; and to the extent the Extract to be supplied to SutroVax is Manufactured by a Third Party (including the Alternate Supplier), the Price to be charged to SutroVax under this Supply Agreement and the Phase 3/Commercial Supply Agreement for such Extract shall equal the amount Sutro paid such Third Party for such Extract (“OOP Cost”) plus an amount reasonably calculated to cover Sutro’s FTE costs to procure and manage the relationship with such Third Party, such amount not to exceed [***] of the OOP Cost for such Extract. To the extent that Sutro or its Affiliate receives any portion of the amounts paid to such Third Party to Manufacture Extract (e.g., as a profit share or otherwise), the Price to be charged SutroVax shall be the lesser of i) [***], or ii) [***]; in either case, [***]. For clarity, Section 3.4 of the License Agreement shall apply with respect to the Alternate Supplier.

2.15.4 Sutro/Third Party use of Alternate Supplier. Once the Alternate Supplier is qualified pursuant to this Section 2.15, SutroVax shall have the first right (as between SutroVax and Sutro or Third Parties supplied or authorized by Sutro) to obtain Extract Manufactured by the Alternate Supplier up to the Capacity established pursuant to the Transfer Addendum for a period ending the later of [***] or [***], and provided SutroVax commits to [***] or [***].

2.16 Other Extracts. From time-to-time, subject to an agreed-upon Work Order, SutroVax may place purchase orders for quantities of research grade extract derived from strains of E. Coli other than that set forth on Schedule 1 attached hereto (each an “Other Extract”). Sutro shall use Commercially Reasonable Efforts to accept such purchase orders (and shall accept such purchase orders placed consistent with an agreed-upon Work Order) and manufacture and supply to SutroVax such Other Extracts. For the purpose of calculating the Price for Other Extracts in accordance with this Section, the Price will be the cost of materials and Sutro’s labor at an FTE rate of [***] per year for Sutro laboratory scientists. Upon Sutro’s acceptance of a purchase order for Other Extract, such Other Extract in such purchase order shall be deemed Extract for purposes of Sections 2.1, 2.2, 2.3, 2.4.1 (solely with respect to the last two sentences thereof), 2.5, 2.6, 2.7, 2.8, 2.9.1 , 3.1, 4, 5, 6, 7 and 9.

2.17 Manufacture of Custom Reagents. For clarity, SutroVax may Manufacture Custom Reagents itself or obtain supply thereof through a Third Party independent of this Supply Agreement and nothing in this Supply Agreement is intended to restrict SutroVax from doing so. Upon SutroVax’s request, and subject to the remainder of the terms of this Section 2.17, Sutro shall (a) transfer to SutroVax or a contract manufacturer designated by SutroVax (which contract manufacturer is reasonably acceptable to Sutro, the approval of which shall not be unreasonably withheld, conditions or delayed by Sutro) as soon as reasonably practicable the process to Manufacture each Custom Reagent and the items of Sutro Know-How reasonably necessary for SutroVax or its designee to Manufacture each Custom Reagent, including cell lines, standard operating procedures, protocols, batch records, analytical method standard operating procedures and analytical method transfer protocols and (b) make Sutro Personnel reasonably available to SutroVax or its designee for scientific and technical explanations and on-site support that may reasonably be requested by SutroVax or its designee to Manufacture the Custom Reagents; provided however, that SutroVax shall fully reimburse Sutro for all documented time spent by Sutro’s personnel to perform such transfer (on an FTE basis, each such FTE charged at an annual rate of [***]) and out-of-pocket costs incurred by Sutro in connection with all of the activities under the preceding sub-clauses (a) and (b), in accordance with a budget reasonably approved in advance by SutroVax. Upon such SutroVax request, Sutro and SutroVax shall, within [***] days, agree on a scope of work for such transfer, including scale, timeline, estimated budget, and required materials; both parties shall use reasonable efforts to complete the transfer as soon as reasonably practical. If requested by SutroVax (including if such request is prior to agreement on a scope of work), Sutro shall promptly transfer to SutroVax or its designee the cell lines, manufacturing instructions and analytical methods used for Manufacture of each Custom Reagent. For clarity, SutroVax shall have the right to enter into an agreement directly with such designee for the Manufacture and supply of Custom Reagents directly to SutroVax, its Affiliates, and any SutroVax CMO and, upon SutroVax’s request, to the extent necessary, Sutro shall authorize such designee to enter into such agreement with SutroVax and perform such activities. For further clarity, Sutro shall not be responsible for any damages resulting from delay or failure in establishing the processes for Manufacture of Custom Reagents at SutroVax’s designee resulting from action or inaction on the part of the designee or to the extent beyond Sutro’s control. SutroVax shall have the right to obtain from such designee such items of Sutro Know-How transferred to such designee and use such items in connection with the exercise of its rights pursuant to the License Agreement, including for the Manufacture of Custom Reagents and the management of such designee. SutroVax shall use such Sutro Know-How transferred under this Section 2.17 (to the extent it is Discloser’s Information of Sutro and does not meet one or more the criteria in clause (a) through (e) of Section 10.1 of the License Agreement) only for the Manufacture of Custom Reagents or otherwise within the scope of rights and licenses granted SutroVax in the License Agreement. In case of such a transfer to SutroVax or its designee, SutroVax will share with Sutro (i) the proposed process for manufacture of Custom Reagents through a Third Party so that Sutro may provide feedback and ensure that the process and Specifications are consistent with Sutro’s process, and (ii) all regulatory submissions (including DMFs with respect to Custom Reagents) at least [***] days in advance of their intended date of submission to a Regulatory Authority in the Territory, and shall take into account Sutro’s feedback to ensure alignment with Sutro’s regulatory submissions and Regulatory Approvals with respect to Custom Reagents. Following completion of the transfer set forth above, Sutro shall provide reasonable support for the use of Third Party Custom Reagents in conjunction with Extract supplied by or on behalf of Sutro. In addition, Extract supplied by Sutro that conforms to the Required Standards when tested with Custom Reagents supplied by Sutro but not with Custom Reagents manufactured under this Section shall be deemed to conform to the Required Standards and SutroVax may not reject such Extract as a result of such non-conformance to the Required Standards when tested with Custom Reagents. SutroVax shall not prevent Sutro from separately contracting with the contract manufacturer for Manufacture of Custom Reagents for use on its own behalf or on behalf of other third parties.

2.18 Sutro Core Know-How. Notwithstanding anything to the contrary, except as set forth in Section 15.3 of the License Agreement, in no event shall SutroVax, its Affiliates or Sublicensees have the right to access any Sutro Core Know-How (as defined in the License Agreement), whether directly from Sutro or its Affiliates or through a CMO or otherwise, and SutroVax, its Affiliates and Sublicensees shall not require, request or solicit any CMO to deliver any Sutro Core Know-How to SutroVax, its Affiliates and/or its Sublicensees, and no agreement between any CMO and Sutro, its Affiliates and Subsidiaries shall contain any provision granting to SutroVax or its Affiliates or Sublicensees any right to obtain or use any Sutro Core Know-How. Without limiting the foregoing, in the event any item of Sutro Core Know-How is delivered to SutroVax, its Affiliates and/or its Sublicensees (except as set forth in Section 15.3 of the License Agreement), SutroVax, its Affiliates and Sublicensees shall immediately return such item to Sutro. Notwithstanding the foregoing, to the extent SutroVax or any of its Affiliates or Sublicensees is required by a Regulatory Authority (or Applicable Law) in the United States, Europe or Japan to confidentially disclose, as part of the applicable regulatory filings with respect to a Vaccine Composition, any Sutro Core Know-How (for clarity, excluding any tangible embodiments of such Sutro Core Know-How other than information and documentation), Sutro shall, upon SutroVax’s written request, confidentially disclose such Sutro Core Know-How as part of the applicable regulatory filings, subject to the payment obligations set forth in Section 5.4 of the License Agreement.

2.19 Express Rights. Except as expressly set forth in this Supply Agreement, no rights or licenses are granted to SutroVax under this Supply Agreement.

2.20 Extract Requirements. SutroVax agrees to purchase all its requirements of Extract from Sutro in accordance with this Agreement, except to the extent SutroVax is allowed to purchase Extract from (a) Alternate Suppliers engaged by Sutro in accordance with Section 2.15 of this Agreement; (b) a CMO engaged or established and authorized by Sutro under Section 3.l(d) of the License Agreement; or (c) a CMO authorized by Sutro under Section 3.l(e) of the License Agreement. Manufacturing of Extracts in breach of this Section 2.20 shall be deemed a material breach of this Agreement and the License Agreement by SutroVax.

ARTICLE 3

PRICING AND PAYMENT

3.1 Invoices. Sutro shall invoice SutroVax at the time of each shipment of Product(s) for the Price for such shipment. SutroVax will pay such invoices within [***] days of receipt of invoice (including all required documentation) by SutroVax.

3.2 Prices. The Prices for the Products shall not exceed [***] of the Fully Burdened Manufacturing Costs of such Product at the time such Product is manufactured and shall be set forth in the applicable Work Order. Upon SutroVax’s request from time-to-time, Sutro shall disclose to SutroVax the then-current Price for Product. The Price for the Products as of the Effective Date is set forth in Schedule 1.

3.3 Recordkeeping. During the Term and for [***] years thereafter, or for such longer period as may be required by Applicable Law, Sutro shall prepare and retain, and shall cause its subcontractors to prepare and retain, accurate books and records related to transactions made pursuant to this Supply Agreement and Prices. Such records shall be made available for reasonable review, audit and inspection upon reasonable notice and with reasonable frequency, upon SutroVax’s request for the purpose of verifying Sutro’s calculations of amounts due hereunder, the basis for such calculations (including Sutro’s calculation of the Fully Burdened Manufacturing Costs) or payments and Sutro’s compliance with the terms and conditions of this Supply Agreement. Audits and inspections may be conducted by SutroVax’s own personnel or retained consultant(s), subject to the confidentiality obligations set forth in this Supply Agreement.

3.4 Taxes. The Prices are exclusive of all Taxes. SutroVax will pay all taxes and duties that are assessed by any national, federal, state or local governmental authority on SutroVax’s purchase or use of the Products, including, without limitation, sales, use, excise, value-added and withholding taxes, but excluding any taxes based on Sutro’s income or gross receipts (collectively, “Taxes”). Sutro will separately identify all such Taxes on Sutro’s invoice.

ARTICLE 4

PRODUCT TESTING

4.1 Product Testing and Inspections. Each shipment of Product shall be accompanied by a certificate of analysis describing all current requirements of the Specifications and results of tests performed on such Product and a certificate of conformity certifying that the quantities of Product supplied have been Manufactured, controlled and released according to the Required Standards (“COA/COC”) as set forth in the applicable Quality Agreement (subject to SutroVax’s conduct of the SutroVax Activity Test to confirm Extract meets the SutroVax Activity Criteria). The COA/COC acceptance criteria for each Product shall be set forth in the Specification for such Product. Two of the tests and corresponding COA/COC acceptance criteria for the Extract shall be the performance of a productivity (Activity) test of the applicable Sutro protein (the “Sutro Activity Test” and “Sutro Activity Criteria”) and the performance of a productivity (activity) test of the applicable Vaccine Composition (the “SutroVax Activity Test” and “SutroVax Activity Criteria”). Sutro shall perform the Sutro Activity Test to confirm that all shipments of Extract meet the Sutro Activity Criteria and SutroVax (or its designee) shall perform the SutroVax Activity Test to confirm that all shipments of Extract meet the SutroVax Activity Criteria. Sutro will also provide SutroVax with Material Safety Data Sheets (“MSDS”) or an equivalent instrument recognized by the applicable Regulatory Authority as required for the Product(s), and updates of the same as necessary.

4.2 Acceptance/Rejection of Non-Conforming Goods. SutroVax or its designee shall have a period of [***] calendar days from the date of delivery of the Product(s) in accordance with Section 2.6 and the COA/COCs or the equivalent instrument recognized by the applicable Regulatory Authority for such Product(s) (“Acceptance Period”), to inspect any shipment of Product(s) and conduct the SutroVax Activity Test to determine whether such shipment conforms to the Required Standards. If SutroVax determines that the Product(s) do not conform to the Required Standards, it hall notify Sutro within the Acceptance Period, and, if requested by Sutro, SutroVax shall ship a sample of such non-conforming Product(s) to Sutro at Sutro’s expense. SutroVax’s failure to notify Sutro of the non-conformity within the Acceptance Period will be deemed for purposes of this Supply Agreement to constitute SutroVax’s acceptance of such shipment, provided, however, that such acceptance shall be subject to SutroVax’s right to reject Product(s) until [***] days from the delivery date of the applicable Product, in each case, due to discovery by SutroVax or SutroVax’s Affiliates or designees that the applicable Product does not conform to the Required Standards and such non-conformance could not reasonably be discovered within the Acceptance Period (“Latent Defects”) provided that SutroVax gives Sutro with written notice of such Latent Defect within [***] days of SutroVax or any SutroVax Affiliate or designee becoming aware of such defect.

4.3 Disputes Regarding Conformance to Required Standards. If Sutro does not agree with SutroVax’s determination that Product fails to conform to the Required Standards, then Sutro shall so notify SutroVax in writing within [***] days of its receipt of SutroVax’s notice of non-conformity with respect to such Product and (if requested) Product sample. Sutro and SutroVax shall use reasonable efforts to resolve such disagreement as promptly as possible.

Without limiting the foregoing, Sutro and SutroVax shall discuss in good faith mutually acceptable testing procedures pursuant to which both Sutro and SutroVax will re-test a sample of the disputed Product to determine whether such Product meets the Required Standards. Notwithstanding the foregoing, in the event that Sutro and SutroVax are unable to resolve such disagreement within [***] days of the date of the applicable rejection notice, either Party may submit a sample of the allegedly non-conforming Product for testing and a determination as to whether or not such Product conforms to the Required Standards to an independent testing organization, or to a consultant of recognized repute within the United States pharmaceutical industry, in either case mutually agreed upon by the Parties (such organization or consultant, the “Laboratory”), the appointment of which shall not be unreasonably withheld or delayed by either Party. The determination of the Laboratory with respect to all or part of any shipment of Product shall be final and binding upon the Parties. The fees and expenses of the Laboratory making such determination shall be borne by Sutro, in the event that the Laboratory determines that the Product was non-conforming and by SutroVax, in the event that the Laboratory determines that the Product did conform to the Required Standards.

4.4 Return and Replacement of Non-Conforming Goods. Product that is either rejected by SutroVax as not meeting the Required Standards, or that is determined by the Laboratory not to meet such Required Standards, shall, [***], be returned by SutroVax to Sutro, or destroyed pursuant to Applicable Law, at Sutro’s reasonable expense. Sutro shall replace any non-conforming Product(s) within the shortest possible time. SutroVax shall have no responsibility to Sutro for the amounts invoiced for non-conforming Product(s), and shall be credited for any amounts paid, but shall pay Sutro the applicable Price for the replacement Product(s) under the terms of Section 3.1.

ARTICLE 5

INSPECTION

5.1 Right to Audit. During the Term and the [***] period thereafter, SutroVax or a SutroVax Affiliate may, during normal working hours and upon reasonable advance notice perform site audits and inspect, or request information relating to, Sutro’s or its subcontractor’s Facilities and records directly or indirectly involved in the performance of this Supply Agreement or related to the Product(s). Such requests should be made in writing and Sutro will allow for such audits or inspection to occur within [***] days from request (excepting for cause audits) for Sutro’s Facilities and within [***] days’ from request (excepting for cause audits) for Sutro’s subcontractor’s facilities. Reasonable advance notice for audits for cause shall not require more than [***] advance notice. During such an inspection or request for information the inspectors may inquire about the progress of the work being carried out by Sutro or its subcontractor, and are in particular but not exclusively authorized to:

5.1.1 Inspect the Facilities, documents and equipment used, or to be used, in the Manufacture of the Product(s);

5.1.2 Verify the qualifications of the employees and subcontractors carrying out such work and their use of the relevant equipment;

5.1.3 Evaluate all scientific techniques used by Sutro, its subcontractors and their respective employees in the performance of this Supply Agreement and the procedures used in the creation and storage of samples of the Product(s), provided that nothing in this Section 5.1.3 shall require Sutroto disclose any Sutro Core Know-How;

5.1.4 Verify and evaluate information relating to the utilization of the Manufacturing capacity of Sutro’s Facilities or its subcontractor’s Facilities;

5.1.5 Review correspondence, reports, filings and other documents from Regulatory Authorities to the extent related to the Manufacturing activities hereunder;

5.1.6 Evaluate the implementation of all Manufacturing and process changes made with respect to the Product, including pursuant to any corrective action plan; and

5.1.7 Ascertain compliance with Applicable Laws, the Specifications and this Supply Agreement.

5.2 Access. Sutro shall provide SutroVax’s and its Affiliate’s and Sublicensee’s inspectors with access to its Facilities, and information related to such Facilities, in order that the inspectors may carry out the inspections or inquiries referred to in the provisions of this Article 5. For the avoidance of doubt, neither SutroVax nor any of its Affiliates or Sublicensees (or their respective inspectors) shall have the right to observe the Manufacture of the Extract or be present at Sutro and its subcontractors’ Facilities at such times when Extract is being Manufactured. Sutro shall use Commercially Reasonable Efforts to obtain from its subcontractors commitments similar to those contemplated in this Section 5.2. Audits and inspections may be conducted by SutroVax’s own personnel or retained consultant(s), subject to the confidentiality obligations set forth in this Supply Agreement.

5.3 Sutro Audits. Without limiting the foregoing; Sutro is responsible for auditing the facilities of the suppliers of Components, if any, periodically, and Sutro agrees to provide SutroVax, upon SutroVax’s request with a current copy of the audit report of such facilities and to incorporate SutroVax’s comments with respect to any corrective action plan related to the Product.

ARTICLE 6

REGULATORY AND QUALITY RESPONSIBILITIES

6.1 Regulatory Responsibilities. Sutro shall obtain and maintain any and all regulatory and governmental permits, licenses and approvals that are necessary for Sutro to Manufacture the Product(s) for SutroVax or its Affiliates in accordance with the terms of this Supply Agreement and Applicable Law. As between the Parties, SutroVax shall have the sole responsibility for all Regulatory Approvals of the Vaccine Compositions.

6.2 Right of Reference; Drug Master Files. Sutro shall (a) file Drug Master File(s) for the Products with the FDA as requested by SutroVax, and with Regulatory Authorities in the European Union (including the United Kingdom) and Japan in accordance with timelines to be mutually agreed upon (such agreement not to be unreasonably withheld by either Party) (provided at SutroVax’s request, Sutro shall do so within [***] of SutroVax’s request using

Regulatory Filings that comprise versions of the DMF(s) filed with the FDA that have been reformatted to comply with EU and Japanese requirements), and (b) provide the appropriate authorizations to such Regulatory Authority(ies) allowing the Regulatory Authority the right to review and SutroVax or its designee to reference such Drug Master File(s) in support of (and other Regulatory Materials, to the extent necessary to support) an application for Regulatory Approval submitted by SutroVax (or its permitted designee) for any Vaccine Composition produced using the Product the subject of the applicable Drug Master File (it being understood that SutroVax, its Affiliates· and Sublicensees shall not have access to the information contained in such Drug Master Files (or other confidential Regulatory Materials submitted for a similar purpose as a Drug Master File (e.g., a clinical trial application for such purpose in the European Union)) as a result of such authorization and right to reference). Sutro shall file such Drug Master File in coordination with SutroVax’s efforts to file and prosecute the applicable regulatory filings to such Regulatory Authority and Sutro shall be responsible, at SutroVax’s sole expense (subject to a budget reasonably approved in advance by SutroVax), for providing the applicable Regulatory Authorities with such additional data as they may request (which may in some cases require Sutro to conduct additional studies), and for correcting any deficiencies of such Drug Master File identified by such Regulatory Authority, in each case in a reasonably prompt and efficient manner so as to prevent any delay in obtaining Regulatory Approvals for any Vaccine Composition based on such Drug Master File. In addition, Sutro shall be responsible for maintaining such Drug Master File in accordance with applicable Laws as necessary to support filing and prosecuting the applicable regulatory filing(s) and obtaining and maintaining the applicable Regulatory Approval(s) for Vaccine Compositions produced using the Products. For further clarity, to the extent Sutro discloses. Sutro Know-How to SutroVax, SutroVax shall have the right to include (and authorize the inclusion of) such Sutro Know-How in Regulatory Materials to the extent it is necessary or useful for the purpose of obtaining Regulatory Approval of a Vaccine Composition. Sutro’s obligations under this Section 6.2 shall [***]. Sutro shall cause its personnel to record time spent performing such activities to a job code specific to such activities. For purposes of this Article 6 “Drug Master File” or “DMF” means a submission to a Regulatory Authority of information concerning the chemistry, manufacturing and controls (“CMC”) of the Products to permit such Regulatory Authority to review this information in support of any application for Regulatory Approval for a product submitted by a party that has been granted a right to reference such submission without disclosing the contents of such submission to such party. Sutro shall file DMF(s) for the Products with other Regulatory Authorities in the Territory in accordance with the terms and conditions of the Phase 3/Commercial Supply Agreement referenced in Section 2.14 (and, for clarity, shall file DMF(s) for the Products with Regulatory Authorities in the European Union (including the United Kingdom) and Japan as necessary to comply with the requirements of such Regulatory Authorities, to the extent not filed under this Supply Agreement).

6.2.1 Compliance. Subject to the foregoing, Sutro shall provide the information set forth under this Section 6.2 in a timely manner and compliant with the reporting requirements of the Regulatory Authorities.

6.2.2 Safety Data. Each Party understands and acknowledges that the other Party and its Affiliates and respective licensees or sublicensees may need to access and utilize and include certain safety data (e.g., adverse event reports) pertaining to product made using Products that is generated or received by such Party and its Affiliates and respective licensees or sublicensees in its Regulatory Materials in its respective Territory as required by applicable Laws. Each Party shall have the right to share any and all such safety data generated by the other Party or the other Party’s Affiliates or licensees or sublicensees with its Affiliates and Third Parties (including its licensees and sublicensees) as permitted under section 10.2 of the License Agreement.

6.2.3 Cooperation. Each Party agrees to (i) make its personnel reasonably available at their respective places of employment to consult with the other Party on issues related to the activities conducted in accordance with this Article 6 or otherwise relating to the development of the Products or Vaccine Compositions and thereafter in connection with any request from any Regulatory Authority, including with respect to regulatory, scientific, technical and clinical testing issues, or otherwise, throughout the Term, and (ii) otherwise provide such assistance as may be reasonably requested by the other from time-to-time in connection with the activities to be conducted under this Article 6 or otherwise relating to the development of the Vaccine Compositions or Products.

6.3 Recalls. Each of SutroVax and Sutro will immediately inform the other in writing if it believes one or more lots of any Product(s), or any products made by Sutro or its licensees using the Products (to the extent such products are made using Products from the same batch provided to SutroVax), or any Vaccine Compositions should be subject to recall from distribution, withdrawal or some other field action, or that potential adulteration, misbranding, and/or other issues have arisen that relate to the safety or efficacy of such Product. SutroVax shall have the final decision-making authority as to any such recall or field action and the sole right to initiate any such recall or field action with respect to Vaccine Compositions made using the Products. Sutro shall cooperate in the conduct of any recall or field action with respect to the Vaccine Compositions as reasonably requested by SutroVax. In the event it is determined that such a recall resulted from a breach by either Party of any of its representations, warranties, duties or obligations under this Supply Agreement, such Party shall be responsible for the costs of the recall and shall reimburse the other Party as necessary; provided that if both Parties share responsibility with respect to such recall, the costs shall be shared in the ratio of the Parties’ contributory responsibility.

6.4 Retention of Samples. Sutro shall prepare and retain, and shall cause its subcontractors to prepare and retain, such samples and records in respect of the Product(s) and the Manufacture thereof as are required by Applicable Law (including, as applicable, cGMPs).

6.5 Regulatory Authority Inspections and Correspondence. Sutro shall permit Regulatory Authorities to conduct such inspections of any Facility at which any of the Manufacturing activities relating to the Product(s) are performed, as such Regulatory Authorities may request, including pre-approval inspections,· and shall cooperate with such Regulatory Authorities with respect to such inspections and any related matters, in each case that is related to the Manufacture of Product(s). Sutro shall give SutroVax or its Affiliates prior written notice of any such inspections, and shall keep SutroVax informed about the results and conclusions of each such regulatory inspection, including actions taken by Sutro to remedy conditions cited in such inspections. Sutro shall provide SutroVax with copies of any written inspection reports issued by anyRegulatory Authority and all correspondence between Sutro and any Regulatory Authority with respect thereto, including any notices of observation and all related correspondence, in each case relating to the Product(s) or its Manufacture or to general manufacturing concerns (e.g., facility compliance or the like) that are reasonably likely to impact the Product(s) to the extent such general manufacturing matters would be reasonably expected to have a material effect on the manufacture of Vaccine Compositions; provided that Sutro may redact from any such report and correspondence any Sutro Core Know-How and any information subject to an obligation of confidentiality to a Third Party. In addition, Sutro agrees to promptly notify and provide SutroVax copies of any material request, directive, or other written communication to or from Regulatory Authorities related to the Product or its Manufacture that would reasonably be expected to have a material effect on the manufacture of Vaccine Compositions (it being understood that SutroVax, its Affiliates and Sublicensees shall not have access to Sutro Core Know How (which Sutro may redact from such reports or correspondence provided to SutroVax) or Sutro’s Drug Master Files or other confidential Regulatory Materials submitted for a similar purpose as a Drug Master File). Sutro shall provide SutroVax with a copy of the applicable portion of any correspondence made by Sutro to a Regulatory Authority for review and comment prior to submission to the applicable Regulatory Authority solely to the extent such correspondence made by Sutro is related to SutroVax or is in response to a request, directive or correspondence from the applicable Regulatory Authority regarding SutroVax or a Vaccine Composition (e.g., in response to a report regarding a pre-approval inspection for SutroVax). Sutro will consider in good faith any comments received from SutroVax within the time period indicated by Sutro (which shall not be less than [***], to the extent consistent with the require timeline for Sutro’s response) with respect to any matter that relates to SutroVax. In addition, Sutro shall notify SutroVax of any occurrences or information that arise out of Sutro’s Manufacturing activities that have, or could reasonably be expected to have, adverse regulatory compliance or reporting consequences concerning any Product(s) or which might otherwise be reasonably expected to adversely affect the supply by Sutro of Product(s) to SutroVax.

6.6 Changes or Modifications in Manufacturing Activities. Sutro shall not make any changes to the Specifications, processes, Facilities, raw materials, raw material suppliers or any other item that would affect the Manufacturing activities related to the Product (a “Manufacturing Change”) that (a) would require a change to the applicable Drug Master File, (b) would be reasonably expected to cause SutroVax to be materially delayed obtaining any Regulatory Approval with respect to Vaccine Compositions or (c) causes the Product to not meet the Specification therefor (including the Activity Test with respect to Extract); without SutroVax’s prior written consent (not to be unreasonably withheld, conditioned or delated). Notwithstanding the foregoing, Sutro shall promptly make and implement such changes as are required by Applicable Law provided that, prior to implementation, Sutro shall provide notice thereof to SutroVax and confer with SutroVax with respect to its timelines, estimated effect on Price and other issues regarding such implementation. Sutro shall provide SutroVax at least [***] days’ written notice prior to implementing any Manufacturing Change. Sutro shall not make any change to the Specification for a Product without SutroVax’s prior written consent. In addition, SutroVax shall have the right to request changes in or modifications to the Specifications and Sutro will consider in good faith any such requested changes or modifications. All such changes or modifications shall be documented in writing and shall be signed by an authorized representative of SutroVax and Sutro. If such changes or modifications result in a material change in Sutro’s Manufacturing costs or lead times, the Parties shall agree upon an appropriate adjustment to the Price or in the delivery schedules, as the case may be, for Product(s) to be provided by Sutro hereunder. Sutro shall promptly implement any agreed upon changes to the Specifications.

6.7 Quality Agreement. As soon as reasonably practicable after the Effective Date, the Parties shall enter into a quality agreement governing Sutro’s supply of Products (the “Quality Agreement”), which Quality Agreement shall include the Specifications for the Product(s) consistent with the Specifications set forth in Schedule 2. Accordingly, to permit the Quality Agreement to be finalized within such period, Sutro shall provide SutroVax or its designee access to Sutro’s Facilities and records to enable SutroVax or its designee to complete an audit pursuant to Section 5.1 within [***] days after the Effective Date.

ARTICLE 7

REPRESENTATION AND WARRANTIES

7.1 SutroVax Warranties and Representations. SutroVax represents and warrants the following:

7.1.1 SutroVax is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

7.1.2 SutroVax has all requisite power and authority to enter into this Supply Agreement. The person signing this Supply Agreement has the necessary corporate authority to legally bind SutroVax to the terms set forth herein.

7.1.3 SutroVax’s execution of this Supply Agreement and performance of the terms set forth herein will not cause SutroVax to be in conflict with or constitute a breach of its organizational documents nor any other agreement, court order, consent decree or other arrangement, whether written or oral, by which it is bound.

7.1.4 SutroVax’s execution of this Supply Agreement and performance hereunder are in, and will be in, compliance with any Applicable Law in all material respects.

7.1.5 This Supply Agreement is its legal, valid and binding obligation, enforceable against SutroVax in accordance with the terms and conditions hereof, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies.

7.2 Sutro Warranties and Representations. Sutro represents and warrants the following:

7.2.1 Sutro is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

7.2.2 Sutro has all requisite power and authority to enter into this Supply Agreement and has the requisite skill, knowledge, staffing, financial resources, capacity and ability to carry out its obligations hereunder. The person signing this Supply Agreement has the necessary authority to legally bind Sutro to the terms set forth herein.

7.2.3 Sutro’s execution of this Supply Agreement and performance of the terms set forth herein will not cause Sutro to be in conflict with or constitute a breach of its organizational documents nor any other agreement, court order, consent decree or other arrangement, whether written or oral, by which it is bound.

7.2.4 Sutro’s execution of this Supply Agreement and performance hereunder are in, and will be in, compliance with any Applicable Law in all material respects.

7.2.5 Sutro has and will maintain throughout the Term all permits, licenses, registrations and other forms of governmental authorization. and approval as required by Applicable Law in order for Sutro to execute and deliver this Supply Agreement and to perform its obligations hereunder in accordance with all Applicable Law.

7.2.6 as of the Effective Date, to the best of Sutro’s knowledge, the practice of the Sutro Platform, including the use of the Products, does not infringe any Third Party patents.

7.2.7 7.2.7 Sutro is not debarred and Sutro has not and will not use in any capacity the services of any person debarred under subsection 306(a) or (b) of the U.S. Generic Drug Enforcement Act of 1992, or other Applicable Law, nor have debarment proceedings against Sutro or any of its employees or permitted subcontractors been commenced.

7.2.8 This Supply Agreement is its legal, valid and binding obligation, enforceable against Sutro in accordance with the terms and conditions hereof, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies.

7.2.9 As of the Effective Date, there are no claims, judgments or settlements against or owed by Sutro or its Affiliates, or pending or, to the best of Sutro’s knowledge, threatened claims or litigation, relating to the Product(s).

7.3 Product Warranties. Sutro represents and warrants that:

7.3.1 Sutro’s Facility and all Product (as delivered in accordance with Section 2.1 and until the expiration date thereof) supplied hereunder (and the Manufacture thereof) shall comply with this Supply Agreement, all Applicable Law (including cGMPs, if applicable),·be free from defects in material and workmanship, and meet all Specifications.

7.3.2 Title to all Product(s) provided under this Supply Agreement shall pass to SutroVax as set forth in Section 2.6, free and clear of any security interest, lien, or other encumbrance.

7.4 Disclaimer. EACH PARTY AGREES AND ACKNOWLEDGES THAT, EXCEPT AS SET FORTH IN THIS ARTICLE 7, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, IMPLIED OR STATUTORY, AND EACH PARTY HEREBY EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, IMPLIED OR STATUTORY, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AGAINST NON-INFRINGEMENT OR THE LIKE, OR ARISING FROM COURSE OF PERFORMANCE.

ARTICLE 8

CONFIDENTIALITY

8.1 Article 10 of the License Agreement (Confidentiality) is hereby incorporated into this Supply Agreement by reference. The terms and provisions of this Supply Agreement (which shall be the Discloser’s Information of both Parties) and all other information and data, including all notes, books, papers, diagrams, documents, reports, e-mail, memoranda, visual observations, oral communications and all other data or information in whatever form, that one Party or any of its Affiliates or representatives supplies or otherwise makes available to the other Party or its Affiliates or representatives pursuant to this Supply Agreement shall be deemed Discloser’s Information pursuant to Article 10 of the License Agreement.

ARTICLE 9

INDEMNIFICATION AND INSURANCE

9.1 Indemnification.

9.1.1 Indemnification by Sutro. Sutro hereby agrees, at its sole cost and expense, to defend, hold harmless and indemnify, to the extent permitted by Applicable Law, (collectively, “Indemnify”) SutroVax and its Affiliates and their respective agents, directors, officers and employees of such Persons and the respective successors and assigns of any of the foregoing (the “SutroVax Indemnitees”) from and against any and all liabilities, damages, penalties, fines, costs and expenses (including, reasonable attorneys’ fees and other expenses of litigation) (collectively, “Liabilities”) resulting from suits, claims, actions and demands, in each case brought by a Third Party (each, a “Third-Party Claim”) against any SutroVax Indemnitee and arising from or occurring as a result of: [***]. Sutro’s obligation to Indemnify the SutroVax Indemnitees pursuant to this Section 9.1.1 shall not apply to the extent that any such Liabilities are the result of a material breach by SutroVax of its obligations, representations, warranties or covenants under this Supply Agreement or the License Agreement or any SutroVax Indemnitee’ s negligence or willful misconduct.

9.1.2 Indemnification by SutroVax. SutroVax hereby agrees to Indemnify Sutro and its agents, directors, officers and employees and the respective successors and assigns of any of the foregoing (the “Sutro lndemnitees”) from and against any and all Liabilities resulting from Third-Party Claims against any Sutro Indemnitee arising from or occurring as a result of: [***]. SutroVax’s obligation to Indemnify the Sutro Indemnitees pursuant to this Section 9.1.2 shall not apply to the extent that any such Liabilities are the result of a material breach by Sutro of its obligations, representations, warranties or covenants under this Supply Agreement or the License Agreement or any Sutro Indemnitee’s negligence or willful misconduct.

9.1.3 Procedure. To be eligible to be Indemnified hereunder, the indemnified Person shall provide the indemnifying Party with prompt written notice of the Third-Party Claim giving rise to the indemnification obligation pursuant to this Section 9.1 and the right to control the defense (with the reasonable cooperation of the indemnified Person) or settlement any such claim; provided, however, that the indemnifying Party shall not enter into any settlement that admits fault, wrongdoing or damages without the indemnified Person’s written consent, such consent not to be unreasonably withheld or delayed. The indemnified Person shall have the right to join, but not to control, at its own expense and with counsel of its choice, the defense of any claim or suit that has been assumed by the indemnifying Party.

9.2 Insurance. Each Party shall procure and maintain insurance, including clinical trials and product liability insurance, adequate to cover its obligations hereunder and consistent with normal business practices of prudent companies similarly situated at all times during which any Product or Vaccine Compositions is being clinically tested in human subjects or commercially distributed or sold by such Party. It is understood that such insurance shall not be construed to create a limit of either Party’s liability or indemnification obligations under this Article 9, or that the maintenance of such insurance shall not be construed to relieve either Party of its other obligations under this Supply Agreement. Each Party shall provide the other with written evidence of such insurance upon request. Each Party shall provide the other with written notice at least [***] days prior to the cancellation, non renewal or material change in such insurance.

9.3 LIMITATION OF LIABILITY. EXCEPT (I) WITH RESPECT TO ANY BREACH OF ARTICLE 8 (CONFIDENTIALITY), (II) FOR THIRD PARTY PENALTIES, COSTS AND EXPENSES AS SET FORTH IN SECTION 2.9, OR (III) FOR [***], TO THE MAXIMUM EXTENT PERMITTED BY LAW, (A) NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES, WHETHER LIABILITY IS ASSERTED IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, OR ANY OTHER THEORY OR FORM OF ACTION, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY THEREOF; AND (B) EACH PARTY’S TOTAL LIABILITY TO THE OTHER PARTY UNDER THIS SUPPLY AGREEMENT SHALL NOT EXCEED [***]. SUTRO’S LIABITY TO SUTROVAX FOR THIRD PARTY PENALTIES, COSTS AND EXPENSES UNDER SECTION 2.9 SHALL NOT EXCEED [***].

ARTICLE 10

TERM AND TERMINATION

10.1 Term. The term of this Supply Agreement shall begin on the Effective Date first set forth above and shall remain in effect until the later of (a) July 31, 2021 or (b) the date that the Parties enter into the Phase 3/Commercial Supply Agreement and Sutro is supplying to SutroVax each Product under the Phase 3/Commercial Supply Agreement (the “Term”), unless it is terminated earlier in accordance with Section 10.2.

10.2 Termination. Notwithstanding anything to the contrary in this Supply Agreement, this Supply Agreement may be terminated:

10.2.1 in its entirety or with respect to one or more Products, on a Product-by-Product basis, by mutual written consent of Sutro and SutroVax;

10.2.2 in its entirety by a Party if the other Party materially breaches any of the material terms, conditions or agreements contained in this Supply Agreement to be kept, observed or performed by the other Party, by giving the Party who committed the breach [***] days’ prior written notice, unless the notified Party shall have cured the breach within such [***]-day period; and

10.2.3 in its entirety or with respect to one or more Products, on a Product-by-Product basis, by SutroVax upon [***] days’ prior written notice to Sutro for any reason.

10.3 Effects of Termination. Upon the expiration of the Term or termination of this Supply Agreement, in its entirety or with respect to one or more Products, this Supply Agreement shall, except as otherwise provided in this Section 10.3 or Section 10.5, be of no further force or effect; provided, however, that (a) in the event this Supply Agreement is terminated by SutroVax pursuant to Section 10.2.3 and there are outstanding Work Orders or other purchase orders accepted by Sutro that would not be fulfilled as a result of such termination, SutroVax shall reimburse Sutro for all supplies and materials purchased by Sutro and time incurred by Sutro personnel (to the extent incurred solely for manufacture of Product for SutroVax) for the manufacture, or preparation for the manufacture, of Products for any Work Orders placed by SutroVax and any other purchase orders accepted by Sutro prior to such expiration or termination, in each case to the extent Sutro cannot otherwise reasonably mitigate such the costs and expenses of such supplies, materials and time (e.g., by use of resulting supplies, materials and work-in-progress Product for other purposes); provided that to the extent SutroVax pays for any supplies or materials, upon SutroVax’s request Sutro shall promptly transfer and deliver such supplies and materials to SutroVax; and (b) if this Supply Agreement is terminated with respect to one or more Products, but not all Products, then this Supply Agreement shall continue in full force and effect with respect to the applicable Product(s) for which it is not terminated.

10.4 Nonexclusive Remedy. Exercise of any right of termination afforded to either Party under this Supply Agreement (i) shall not prejudice any other legal rights or remedies either Party have against the other in respect of any breach of the terms and conditions of this Supply Agreement, and (ii) shall be without any obligation or liability arising from such termination other than such obligations expressly arising from termination of this Supply Agreement.

10.5 Survival. Expiration of the Term or termination of this Supply Agreement (for any reason) shall not affect any accrued rights or liabilities of either Party. Article 4 (Product Testing), Article 5 (Inspection), Article 8 (Confidentiality), Article 9 (Indemnification and Insurance), Article 11 (Disputes), Article 12 (Miscellaneous), and Sections 2.2 (Transfer of Product), 2.14 (Phase 3/Commercial Supply Agreement), 2.15 (Qualification of Alternate Supplier), 2.17 (Manufacture of Custom Reagents), 3.3 (Recordkeeping), 3.4 (Taxes), 6.2 (Right of Reference; Drug Master Files), 6.3 (Recalls), 6.4 (Retention of Samples), 6.5 Regulatory Authority Inspections and Correspondence), 7.3 (Product Warranties), 7.4 (Disclaimer), 10.3 (Effects of Termination), 10.4 (Nonexclusive Remedy), and 10.5 (Survival) shall survive any expiration of the Term or termination of this Supply Agreement.

ARTICLE 11

DISPUTE RESOLUTION

11.1 Principal Contacts. Each Party will appoint an individual employed by it to serve as its “Principal Contact” for purposes of this Supply Agreement. Either Party may from time to time replace its Principal Contact with a different employee, but unless required due to events beyond its control, neither Party will replace its Principal Contact without at least [***] days prior notice to the other Party. The two Principal Contacts shall communicate with each other regularly during the Term as the Parties may agree or as the Principal Contacts shall mutually determine to be useful.

11.2 Escalation. The Parties intend that, to the maximum extent practicable, they shall reach decisions hereunder cooperatively through discussions among the Principal Contacts and by mutual consent of the Parties. In situations in which that does not occur, disputes or differences arising out of or in connection with this Supply Agreement shall initially be referred for review by the Parties’ respective Senior Managements (as defined below). Such Senior Managements shall discuss the proposed dispute or difference, and shall meet with respect thereto if either of them believes a meeting or meetings are likely to be useful. If the Senior Managements do not resolve the dispute or difference within [***] days (or such lesser or longer period as they may agree is a useful period for their discussions), then either Party may pursue its other available remedies, consistent with this Supply Agreement. As used herein, Sutro’s “Senior Management” means its then-current CEO, and SutroVax’s “Senior Management” means its then-current CEO. For clarity, there shall be no obligation for any Disputed Matter arising out of Section 2.14 or 2.15 to be referred to the Senior Management to review prior to such matters being resolved by arbitration pursuant to Sections 11.3 and 11.4.

11.3 Arbitration. If the Senior Managements are not able to resolve such dispute referred to them under Section 11.2 within such [***] day period, then such dispute shall be resolved by final and binding arbitration as follows: The Parties shall select a mutually agreeable arbitrator who has significant relevant experience in the subject matter of the disputed issue and no affiliation or pre-existing relationship with either Party. If the Parties cannot agree on an arbitrator within [***] days after the end of the [***] day period referred in Section 11.2 (or with respect to a Disputed Matter described in Section 11.4, after referral by a Party of such Disputed Matter to arbitration), either Party may request the Judicial and Mediation Services (“JAMS”) in San Francisco, CA to appoint an arbitrator on behalf of the Parties in accordance with the commercial arbitration rules of JAMS, and the proceeding shall be conducted in accordance with JAMS rules. The arbitrator may decide any issue as to whether, or as to the extent to which, any dispute is subject to the arbitration and other dispute resolution provisions in this Supply Agreement. The arbitrator must base the award on the provisions of this Supply Agreement and must render the award in a writing which must include an explanation of the reasons for such award. Judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The arbitrator’s fees and expenses shall be shared equally by the Parties, unless the arbitrator in the award assesses such fees and expenses against one of the Parties or allocates such fees and expenses other than equally between the Parties. Each Party shall bear and pay its own expenses incurred in connection with any dispute resolution under this Section 11.3. Notwithstanding the foregoing, either Party shall have the right, without waiving any right or remedy available to such Party under this Supply Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such Party, pending the selection of the arbitrator hereunder or pending the arbitrator’s decision of the dispute subject to arbitration.

11.4 Baseball Arbitration. In the event (a) the Parties do not enter into a Phase 3/Commercial Supply Agreement as described in Section 2.14 or (b) the Parties do not enter into a Transfer Addendum as described in Section 2.15 (“Disputed Matter”), then upon either Party’s request with respect to the Disputed Matter in clause (a) or SutroVax’s request with respect to the Disputed Matter in clause (b), such Disputed Matter shall be resolved by binding arbitration conducted pursuant to Section 11.3, except that the procedures for the conduct of such arbitration shall be as follows:

11.4.1 Each Party shall provide the arbitrator and the other Party with a written report setting forth its position with respect to the substance of such Disputed Matter and a full draft Phase 3/Commercial Supply Agreement or Transfer Addendum, as applicable, and may submit a revised report, position and draft Phase 3/Commercial Supply Agreement or Transfer Addendum, as applicable, to the arbitrator within [***] days of receiving the other Party’s report and draft Phase 3/Commercial Supply Agreement or Transfer Addendum, as applicable. If so requested by the arbitrator, each Party shall make oral and/or other written submissions to the arbitrator in accordance with procedures to be established by the arbitrator; provided that other Party shall have the right to be present during any oral submissions. The arbitrator shall select one of the Party’s draft Phase 3/Commercial Supply Agreement or Transfer Addendum, as applicable, as his or her decision, based on what is most reasonable and equitable to each of the Parties under the circumstances and reflective of reasonable and customary terms in the biopharmaceutical industry for agreements of this type and most closely reflects the Parties’ intent as expressed in this Supply Agreement and the License Agreement, and shall not have the authority to render any substantive decision other than to so select the draft Phase 3/Commercial Supply Agreement or Transfer Addendum, as applicable, of Sutro or SutroVax (as initially submitted, or as revised in accordance with the foregoing, as applicable). For clarity, it is understood that the Parties intend the arbitration under this Section 11.4 to be a “baseball arbitration” type proceeding; and the arbitrator may fashion such detailed procedures as the arbitrator considers appropriate to implement this intent. Notwithstanding anything to the contrary, in no event shall the Phase 3/Commercial Supply Agreement or Transfer Addendum contain any provision granting to SutroVax or its Affiliates or Sublicensees any right to obtain or use any Sutro Core Know-How.

11.4.2 In any arbitration under this Section 11.4, the arbitrator and the Parties shall use their best efforts to resolve such Disputed Matter within [***] days after the selection of the arbitrator, or as soon thereafter as is practicable.

ARTICLE 12

MISCELLANEOUS

12.1 Expenses. Except as otherwise expressly provided herein, each Party shall bear its own costs, fees and expenses incurred by such Party in connection with this Supply Agreement.

12.2 Licenses and Permits. Each Party shall, at its sole cost and expense, maintain in full force and affect all necessary licenses, permits, and other authorizations required by Applicable Law in order to carry out its duties and obligations hereunder.

12.3 Force Majeure. No Party shall be liable for a failure or delay in performing any of its obligations under this Supply Agreement if, but only to the extent that such failure or delay is due to causes beyond the reasonable control of the affected Party, including: (a) acts of God; (b) fire, explosion, or unusually severe weather; (c) war, invasion, riot, terrorism, or other civil unrest; (d) governmental laws, orders, restrictions, actions, embargo or blockages; (e) national or regional emergency; (f) strikes or industrial disputes at a national level which directly impact the affected Party’s performance under this Supply Agreement; or (g) other similar cause outside of the reasonable control of such Party (“Force Majeure”); provided that the Party affected shall promptly notify the other of the Force Majeure condition and shall use reasonable efforts to eliminate, cure or overcome any such causes and resume performance of its obligations as soon as possible. If the performance of any obligation of a Party under this Supply Agreement is delayed owing to such a Force Majeure for any continuous period of more than [***] days, the other Party shall have the right to terminate this Supply Agreement.

12.4 Neither Party may assign or transfer this Supply Agreement, including by merger, operation of law, or otherwise, without the other Party’s prior written consent (which shall not be withheld unreasonably) except each Party may assign this Supply Agreement without the other Party’s consent in the case of assignment or transfer to a Third Party that succeeds to all or substantially all of the assigning Party’s business and assets relating to the subject matter of this Supply Agreement, whether by sale, merger, operation of law or otherwise. Any attempted assignment by a Party in violation of this Section without the written consent of the other Party will be null and void. Except as above limited, this Supply Agreement is binding upon and will inure to the benefit of each of the Parties, its successors and assigns. Without limiting the foregoing, in the event that a Party is acquired, the acquiring Party shall agree in writing to abide by the terms of this Supply Agreement. Sutro agrees that if it assigns the License Agreement to any successor as allowed under section 15.1 of the License Agreement, it will also assign to such successor this Supply Agreement in accordance with this Section 12.4.

12.5 This Supply Agreement incorporates the Exhibits referenced herein. This Supply Agreement, together with the License Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties hereto with respect to its subject matter. To the extent of any conflict between this Agreement and the License Agreement, the License Agreement shall govern and control.

12.6 All notices, requests or other communication provided for or permitted hereunder shall be given in writing and shall be hand delivered or sent by confirmed facsimile, reputable courier or by registered or certified mail, postage prepaid, return receipt requested, to the address set forth below, or to such other address of which either Party may inform the other in writing. Notices will be deemed delivered on the earliest of transmission by facsimile, actual receipt or [***] days after mailing as described herein.

If to Sutro:    Sutro Biopharma, Inc.

310 Utah Ave., Suite 150

South San Francisco, CA 94080

Attention: Chief Executive Officer

If to SutroVax:    SutroVax, Inc.

 353 Hatch Dr.

 Foster City, CA 94404

 Attention: Chief Executive Officer

12.7 This Supply Agreement may be amended, modified or waived only in a writing signed by the Party or Parties to be bound thereby.

12.8 If any provision of this Supply Agreement shall be held invalid, illegal or unenforceable, such provision shall be enforced to the maximum extent permitted by law and the Parties’ fundamental intentions hereunder, and the remaining provisions shall not be affected or impaired.

12.9 Nothing herein contained shall constitute this a joint venture agreement and nothing herein shall constitute any Party as a partner, principal or agent of any other, this being an agreement between independent contracting entities. Except as expressly set forth herein, no Party shall have the authority to bind any other in any respect whatsoever to Third Parties. Except as provided herein, nothing contained in this Supply Agreement shall be construed as conferring any right on any Party to use any name, trade name, trademark or other designation of any other Party hereto, unless the express, written permission of such other Party has been obtained.

12.10 This Supply Agreement has been submitted to the scrutiny of, and has been negotiated by, both Parties and their counsel, and shall be given a fair and reasonable interpretation in accordance with its terms, without consideration or weight being given to any such term’s having been drafted by any Party or its counsel.

12.11 This Supply Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California, without regard to any conflict of laws rules to the contrary.

12.12 Each Party acknowledges that the other Party may likely suffer irreparable harm from such Party’s breach or threatened breach of this Agreement and the other Party, in such cases, would therefore be entitled, without waiving any other right or remedy available to, to injunctive relief (including specific performance) without the requirement to post a bond, provided the waiver by such Party of the other Party’s requirement to post a bond shall expire on the Change of Control of the other Party, and each party agrees that the arbitrator selected under Section 11.3 shall have the power to grant such injunctive relief (or order specific performance). The Parties shall comply with any such injunctive relief (including specific performance) ordered by the arbitrator and agree that such order may, to the extent not precluded by applicable law, be enforceable as a final award in any court of competent jurisdiction.

12.13 This Supply Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and other electronically scanned signatures shall have the same effect as their originals.

[The remainder of this page is left intentionally blank]

IN WITNESS WHEREOF, the Parties have caused this Supply Agreement to be executed by their respective duly authorized officers as of the Effective Date, each copy of which will for all purposes be deemed to be an original.

SUTRO BIOPHARMA, INC.		SUTROVAX, INC.

By:	/s/ William J. Newell	By:	/s/ Grant E. Pickering
Name:	William J. Newell	Name:	Grant E. Pickering
Title:	CEO	Title:	President & CEO

SCHEDULE 1

PRODUCTS AND PRICE

[***]

SCHEDULE2

SPECIFICATIONS

{6 pages omitted}

[***]

SCHEDULE3

INITIAL ORDER

[***]

SCHEDULE 2.15.1

REPRESENTATIVE CMOS

[***]